Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Civitas Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17888H103

(CUSIP Number)

July 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17888H103	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons Vencer Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 17888H103	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons Vencer Energy AIV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 17888H103	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons V-US Upstream Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 17888H103	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons Vitol US Holding Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 17888H103	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons Euromin Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 17888H103	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons Vitol Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 17888H103	Schedule 13G	Page 7 of 12

ITEM 1.	(a) Name of Issuer:

Civitas Resources, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

410 17th Street, Suite 1400, Denver, Colorado 80202

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Vencer Energy Holdings, LLC (“Vencer Holdings”),

Vencer Energy AIV, LLC (“Vencer AIV”),

V-US Upstream Co. (“V-US”)

Vitol US Holding Co. (“Vitol US”)

Euromin Inc. (“Euromin”)

Vitol Holding B.V. (“Vitol Holding”)

(b)	Address or Principal Business Office:

The principal business address for Vitol Holding is Weena 690, 18th Floor, 3012 CN Rotterdam, the Netherlands. The principal business address for Vencer AIV is 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108. The principal business address for each of the remaining Reporting Persons is 2925 Richmond Ave., 11th Floor, Houston, TX 77098.

(c)	Citizenship of each Reporting Person is:

Vitol Holding is organized under the laws of the Netherlands. Vencer AIV is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.01per share (“Common Stock”).

(e)	CUSIP Number:

17888H103

ITEM 3.

Not applicable.

CUSIP No. 17888H103	Schedule 13G	Page 8 of 12

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 17888H103	Schedule 13G	Page 9 of 12

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 17888H103	Schedule 13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2024

Vencer Energy Holdings, LLC

By:	/s/ Nimesh Bhakta
Name:	Nimesh Bhakta
Title:	Director

Vencer Energy AIV, LLC

By:	/s/ Nimesh Bhakta
Name:	Nimesh Bhakta
Title:	Manager

V-US Upstream Co.

By:	/s/ Nimesh Bhakta
Name:	Nimesh Bhakta
Title:	Director

Vitol US Holding Co.

By:	/s/ Richard J. Evans
Name:	Richard J. Evans
Title:	Director

Euromin Inc.

By:	/s/ Richard J. Evans
Name:	Richard J. Evans
Title:	Director

CUSIP No. 17888H103	Schedule 13G	Page 11 of 12

Vitol Holding B.V.

By:	/s/ Andries P. Eeltink
Name:	Andries P. Eeltink
Title:	Director

By:	/s/ Sander Schot
Name:	Sander Schot
Title:	Director

CUSIP No. 17888H103	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).